UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2024.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F √

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated June 20, 2024 - TD Bank Announces Redemption of 3.224% Medium Term Notes (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) and Statement of Intent Regarding 4.859% Medium Term Notes (NVCC) (Subordinated Indebtedness)

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: June 20, 2024	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal Treasury and Corporate Securities